FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of January 2020

 Commission File Number: 001-38757
TAKEDA PHARMACEUTICAL COMPANY LIMITED
(Translation of registrant’s name into English)

1-1, Nihonbashi-Honcho 2-Chome
Chuo-ku, Tokyo 103-8668
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☒            Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished on this form:
EXHIBIT

Exhibit Number

1.	Takeda Announces Liquidation of Holding Company

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TAKEDA PHARMACEUTICAL COMPANY LIMITED

Date: January 22, 2020	By:	/s/ Takashi Okubo
Takashi Okubo Global Head of Investor Relations

News Release

Takeda Announces Liquidation of Holding Company

Osaka, Japan, January 22, 2020 - Takeda Pharmaceutical Company Limited (TSE: 4502/NYSE: TAK) (“Takeda”), today announced it intends to liquidate its fully owned Irish company Shire Pharmaceutical Holdings Ireland Limited. All investments in subsidiaries owned by Shire Pharmaceutical Holdings Ireland Limited upon entering into liquidation will be transferred to and retained under direct ownership of Takeda Pharmaceutical Company Limited.

The liquidation of Shire Pharmaceutical Holdings Ireland Limited is part of a company-wide legal entity rationalization program, related to the integration of Shire, to help simplify the combined legal entity ownership structure and allow for more efficient income repatriation to Takeda.

1.　Overview of Shire Pharmaceutical Holdings Ireland Limited

(1) Company name	Shire Pharmaceutical Holdings Ireland Limited
(2) Headquarters	Block 2, Miesian Plaza, 50-58 Baggot Street Lower, Dublin 2
(3) Name of representatives	Susan O’Reilly
(4) Business description	Shareholding of legacy Shire group entities
(5) Capital	USD 2.516 billion
(6) Date of establishment	May 15, 2008
(7) Major shareholders and percentage of shares held	Takeda Pharmaceutical Company Limited		100.0%
(8)	Operating result and financial conditions for the last three years
Accounting period	Fiscal year ended December 2018	Fiscal year ended December 2017	Fiscal year ended December 2016
Net assets (million USD)	36,618	41,063	41,077
Total assets (million USD)	50,696	55,897	53,867
Net assets per share (USD)	15	16	16
Revenue (million USD)	-	-	-
Operating profit (loss) (million USD)	(3,222)	(219)	(755)
Net profit (loss) (million USD)	1,763	(14)	(502)
Earnings per share (USD)	0.70	(0.01)	(0.20)
Dividend per share (USD)	-	-	-

2.　Schedule of the Liquidation

(1)	Date of governance meeting resolution	January 22, 2020
(2)	Date of liquidation	September 2020 (Estimate)

3.	Loss from Liquidation and outlook
Although the financial impact resulting from the liquidation is still under review, the impact on the consolidated earnings forecast for FY2019 is expected to be minimal as it was already contemplated in Takeda’s previously issued forecast.

Consolidated earnings forecast for FY2019 (as of October 31, 2019) and consolidated results for FY2018
(million yen)

	Revenue	Operating profit	Profit before income taxes	Profit attributable to owners of the Company
Forecast for FY 2019	3,260,000	(110,000)	(290,000)	(273,000)
Results for FY 2018	2,097,224	204,969	94,896	109,126

Investor Relations Contact: Takashi Okubo takeda.ir.contact@takeda.com +81 3 3278 2306	Media Inquiries: Kazumi Kobayashi (Japan) Kazumi.kobayashi@takeda.com +81 3 3278 2095

About Takeda Pharmaceutical Company Limited
Takeda Pharmaceutical Company Limited (TSE:4502/NYSE:TAK) is a global, values-based, R&D-driven biopharmaceutical leader headquartered in Japan, committed to bringing Better Health and a Brighter Future to patients by translating science into highly-innovative medicines. Takeda focuses its R&D efforts on four therapeutic areas: Oncology, Rare Diseases, Neuroscience, and Gastroenterology (GI). We also make targeted R&D investments in Plasma-Derived Therapies and Vaccines. We are focusing on developing highly innovative medicines that contribute to making a difference in people's lives by advancing the frontier of new treatment options and leveraging our enhanced collaborative R&D engine and capabilities to create a robust, modality-diverse pipeline. Our employees are committed to improving quality of life for patients and to working with our partners in health care in approximately 80 countries.
For more information, visit https://www.takeda.com.

Important Notice
For the purposes of this notice, “press release” means this document, any oral presentation, any question and answer session and any written or oral material discussed or distributed by Takeda Pharmaceutical Company Limited (“Takeda”) regarding this release. This press release (including any oral briefing and any question-and-answer in connection with it) is not intended to, and does not constitute, represent or form part of any offer, invitation or solicitation of any offer to purchase, otherwise acquire, subscribe for, exchange, sell or otherwise dispose of, any securities or the solicitation of any vote or approval in any jurisdiction. No shares or other securities are being offered to the public by means of this press release. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom. This press release is being given (together with any further information which may be provided to the recipient) on the condition that it is for use by the recipient for information purposes only (and not for the evaluation of any investment, acquisition, disposal or any other transaction). Any failure to comply with these restrictions may constitute a violation of applicable securities laws.
The companies in which Takeda directly and indirectly owns investments are separate entities. In this press release, “Takeda” is sometimes used for convenience where references are made to Takeda and its subsidiaries in general. Likewise, the words “we”, “us” and “our” are also used to refer to subsidiaries in general or to those who work for them. These expressions are also used where no useful purpose is served by identifying the particular company or companies.

Forward-Looking Statements
This press release and any materials distributed in connection with this press release may contain forward-looking statements, beliefs or opinions regarding Takeda’s future business, future position and results of operations, including estimates, forecasts, targets and plans for Takeda. Without limitation, forward-looking statements often include words such as “targets”, “plans”, “believes”, “hopes”, “continues”, “expects”, “aims”, “intends”, “ensures”, “will”, “may”, “should”, “would”, “could” “anticipates”, “estimates”, “projects” or similar expressions or the negative thereof. Forward-looking statements in this document are based on Takeda’s estimates and assumptions only as of the date hereof. Such forward-looking statements do not represent any guarantee by Takeda or its management of future performance and involve known and unknown risks, uncertainties and other factors, including but not limited to: the economic circumstances surrounding Takeda’s global business, including general economic conditions in Japan and the United States; competitive pressures and developments; changes to applicable laws and regulations; the success of or failure of product development programs; decisions of regulatory authorities and the timing thereof; fluctuations in interest and currency exchange rates; claims or concerns regarding the safety or efficacy of marketed products or product candidates; the timing and impact of post-merger integration efforts with acquired companies; and the ability to divest assets that are not core to Takeda’s operations and the timing of any such divestment(s), any of which may cause Takeda’s actual results, performance, achievements or financial position to be materially different from any future results, performance, achievements or financial position expressed or implied by such forward-looking statements. For more information on these and other factors which may affect Takeda’s results, performance, achievements, or financial position, see “Item 3. Key Information—D. Risk Factors” in Takeda’s most recent Annual Report on Form 20-F and Takeda’s other reports filed with the U.S. Securities and Exchange

Commission, available on Takeda’s website at: https://www.takeda.com/investors/reports/sec-filings/ or at www.sec.gov. Future results, performance, achievements or financial position of Takeda could differ materially from those expressed in or implied by the forward-looking statements. Persons receiving this press release should not rely unduly on any forward-looking statements. Takeda undertakes no obligation to update any of the forward-looking statements contained in this press release or any other forward-looking statements it may make, except as required by law or stock exchange rule. Past performance is not an indicator of future results and the results of Takeda in this press release may not be indicative of, and are not an estimate, forecast or projection of Takeda’s future results.

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